Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended September 30,
	2006	2005
VOYAGE REVENUES:	$115,168	$63,867

EXPENSES:
Commissions	4,019	2,479
Voyage expenses	17,609	11,558
Charter hire expense	6,149	6,077
Vessel operating expenses	19,815	12,483
Depreciation	16,604	9,201
Amortization of deferred dry-docking costs	1,056	1,026
Management fees	1,971	1,370
General and administrative expenses	647	845
Foreign currency losses/(gains)	37	(78)
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	(13,321)	(21)

Total expenses	53,794	44,148

Operating income	61,374	19,719

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	—	(57)
Interest and finance costs, net	(18,409)	(2,080)
Interest income	1,648	1,811
Other, net	(119)	(220)

Total other income (expenses), net	(16,880)	(546)

Net Income	$44,494	$19,173

Earnings per share, basic	$2.34	$0.98

Earnings per share, diluted	$2.33	$0.98

Weighted average number of shares, basic	19,050,741	19,647,341

Weighted average number of shares, diluted	19,057,245	19,659,543

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Nine months ended September 30,
	2006	2005
VOYAGE REVENUES:	$316,063	$206,196
EXPENSES:
Commissions	11,619	8,163
Voyage expenses	55,030	27,687
Charter hire expense	18,312	18,192
Vessel operating expenses	52,438	38,924
Depreciation	42,078	26,628
Amortization of deferred dry-docking costs	3,821	3,782
Management fees	5,153	4,148
General and administrative expenses	2,102	2,234
Foreign currency losses/(gains)	111	(151)
Amortization of deferred gain on sale of vessels	(2,376)	(2,376)
Gain on sale of vessels, net	(13,321)	(14,044)

Total expenses	174,967	113,187

Operating income	141,096	93,009

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	—	10,761
Interest and finance costs, net	(27,727)	(6,528)
Interest income	4,518	3,694
Other, net	1,403	(15)

Total other income (expenses), net	(21,806)	7,912

Net Income	$119,290	$100,921

Earnings per share, basic	$6.25	$5.06

Earnings per share, diluted	$6.25	$5.05

Weighted average number of shares, basic	19,071,911	19,954,229

Weighted average number of shares, diluted	19,079,843	20,001,357

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2006 and DECEMBER 31, 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$140,395	$145,769
Restricted cash	1,131	271
Receivables-
Trade accounts receivable, net	20,634	17,620
Insurance claims	733	652
Due from related companies	972	1,736
Advances and other	4,344	2,750
Assets held for sale	32,527

	59,210	22,758

Short-term investments	—	10,240
Inventories	9,337	5,406
Prepaid insurance and other	5,544	2,363
Financial instruments-Fair value	7,612	4,927

Total current assets	223,229	191,734

INVESTMENTS	22,033	21,881
FIXED ASSETS:
Advances for vessels under construction	269,812	150,428

Vessels	1,549,978	882,210
Accumulated depreciation	(184,721)	(170,848)

Vessels’ Net Book Value	1,365,257	711,362

Total fixed assets	1,635,069	861,790

DEFERRED CHARGES, net	13,059	13,769

Total assets	$1,893,390	$1,089,174

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$18,186	$51,496
Accounts payable-
Trade	22,844	13,489
Due to related companies	6,829	1,385
Dividend declared	23,800	—
Other	1,088	542

	54,561	15,416

Accrued liabilities	11,367	10,139
Accrued bank interest	20,712	5,478
Unearned revenue	6,668	5,332
Deferred income, current portion	3,168	3,168
Financial instruments - Fair value	4,342	489

Total current liabilities	119,004	91,518

LONG-TERM DEBT, net of current portion	1,093,775	382,023

DEFERRED INCOME, net of current portion	6,072	8,447

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized at September 30, 2006 and December 31, 2005; 19,050,871 and 19,177,195 issued and outstanding at September 30, 2006 and December 31, 2005, respectively.	19,051	19,177
Additional paid-in capital	267,576	269,237
Other comprehensive income	582	3,067
Retained earnings	387,330	315,705

Total stockholders’ equity	674,539	607,186

Total liabilities and stockholders’ equity	$1,893,390	$1,089,174

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD ENDED SEPTEMBER 30, 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2005		$20,176	$282,451	$1,136	$215,758	$519,521
Net income	161,755				161,755	161,755
- Exercise of stock options		18	203			221
- Repurchase and cancellation of common stock (1,016,790 shares)		(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($1.95 per share)					(38,486)	(38,486)
- Fair value of financial instruments	4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges	(2,334)			(2,334)		(2,334)

Comprehensive income	$163,686

BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	119,290				119,290	119,290
- Exercise of stock options		5	54			59
- Repurchase and cancellation of common stock (131,200 shares)		(131)	(1,715)		(2,887)	(4,733)
- Cash dividends declared and paid ($1.10 per share)					(20,978)	(20,978)
- Cash dividends declared ($1.25 per share)					(23,800)	(23,800)
- Fair value of financial instruments	2,824			2,824		2,824
- Reclassification of gains on undesignated cash flow hedges	(5,309)			(5,309)		(5,309)

Comprehensive income	$116,805

BALANCE, September 30, 2006		$19,051	$267,576	$582	$387,330	$674,539

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS AND THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
Cash Flows from Operating Activities:

Net income	$119,290	$100,921	$44,491	$19,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	42,078	26,628	16,604	9,201
Amortization of deferred dry-docking costs	3,821	3,782	1,056	1,026
Amortization of loan fees	855	451	(409)	327
Amortization of deferred income	(2,375)	(4,050)	(792)	(2,048)
Change in fair value of interest rate swaps	(1,317)	(1,214)	4,916	(411)
Change in fair value of investments	(528)	—	(447)	—
Payments for dry-docking	(3,529)	(10,857)	(2,065)	(5,445)
Gain on sale of vessels, net	(13,321)	(24,805)	(13,321)	36
Gain on sale of investments	(495)	—	—	—
(Increase) Decrease in:
Receivables	(3,925)	12,449	3,396	1,223
Inventories	(3,931)	(2,021)	1,610	(110)
Prepaid insurance and other	(3,181)	(1,809)	1,468	1,375
Increase (Decrease) in:
Accounts payable	15,345	3,687	(1,592)	(1,219)
Accrued liabilities	16,459	353	10,347	(1,639)
Unearned revenue	1,336	(1,081)	(492)	376

Net Cash from Operating Activities	166,582	102,434	64,770	21,865

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(157,803)	(44,621)	9,300	(2,722)
Vessel acquisitions and/or improvements	(706,406)	(173,707)	(75,946)	(40,761)
Investments	(4,991)	(15,673)	—	(620)
Proceeds from sale of investments	16,102	—	—	—
Proceeds from sale of vessels, net	31,491	101,923	31,491	(36)

Net Cash used in Investing Activities	(821,607)	(132,078)	(35,155)	(44,139)

Cash Flows from Financing Activities:
Proceeds from long-term debt	874,282	255,235	30,000	166,372
Financing costs	(2,280)	(1,546)	(73)	(1,078)
Payments of long-term debt	(195,839)	(163,943)	(2,405)	(132,102)
Proceeds from exercise of stock options	59	173	12	48
(Increase)/decrease in restricted cash	(860)	1,431	1,808	1,355
Repurchase and cancellation of common stock	(4,733)	(28,258)	—	(14,373)
Cash dividend	(20,978)	(19,160)	—	—

Net Cash from Financing Activities	649,651	43,932	29,342	20,222

Net (decrease)/increase in cash and cash equivalents	(5,374)	14,288	58,957	(2,052)
Cash and cash equivalents at beginning of period	145,769	116,922	81,438	133,262

Cash and cash equivalents at end of period	$140,395	$131,210	$140,395	$131,210